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                           August 31, 2020

       DeVan D. Ard, Jr.
       Chairman and Chief Executive Officer
       Reliant Bancorp, Inc.
       1736 Carothers Parkway, Suite 100
       Brentwood, Tennessee 37027

                                                        Re: Reliant Bancorp,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 24,
2020
                                                            File No. 333-248318

       Dear Mr. Ard:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance